March 24, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers & Acquisitions

Re:	Penn Virginia Corporation
Amended Schedule TO-I filed March 21, 2011
File No. 005-13693

Dear Mr. Duchovny:

Set forth below are the responses of Penn Virginia Corporation (the “Company”), to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 23, 2011, with respect to the above-captioned filing. The Company has filed Amendment No. 2 to the Schedule TO (the “Amendment”) to respond to the Staff’s comments with respect to the above-captioned filing. For your convenience, the exact text of the comments provided by the Staff has been included in bold type preceding each response in the order presented in the comment letter. Each response below has been prepared and is being provided by the Company, which has authorized us to respond to the Staff’s comments on its behalf.

Offer to Purchase

The Offer, page 9

1.	Please revise the offer document to include the substance of your response to prior comment 5.

Response:

The Offer to Purchase has been amended to state that the Company will pay for the securities no later than three business days following the expiration date.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel 212.237.0000 Fax 212.237.0100 www.velaw.com

Securities and Exchange Commission, March 24, 2011, Page 2

Conditions to the Tender Offer, page 16

2.	We reissue prior comment 9. While you have describe steps that you have taken to obtain the necessary consents described in the Lender Consent and Noteholder Consent conditions, the conditions continue to be subject to your actions. Please revise.

Response:

We hereby confirm, on behalf of the Company, that if the Company receives the consent of lenders holding at least a majority of the aggregate commitments amount under its revolving credit facility, the Company will deem the Lender Consent Condition satisfied or waive such condition, and if the Company receives the consent of the holders of at least a majority of the aggregate outstanding principal amount of the Company’s existing senior notes, the Company will deem the Noteholder Consent Condition satisfied or waive such condition. Pursuant to our telephone conversation with the Staff on March 23, 2011, we hereby confirm, on behalf of the Company, that if the Lender Consent or the Noteholder Consent conditions are waived or satisfied, the Company will disseminate the disclosure required by Rule 13e-4(c)(3) in a manner reasonably calculated to inform security holders as required by Rule 13e-4(d). We hereby confirm, on behalf of the Company, that five business days will remain in the offer following disclosure of any waiver or satisfaction of such conditions or that the offer will be extended so that at least five business days remain in the offer.

Please direct any questions that you have with respect to the foregoing to Adorys Velazquez at (212) 237-0036 or Allan D. Reiss at (212) 237-0018.

Very truly yours,

/s/ Adorys Velazquez

cc:        Nancy Snyder, Esq., Penn Virginia Corporation